UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of	March	2024
Commission File Number	001-41722

METALS ACQUISITION LIMITED
(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒              Form 40-F   ☐

EXPLANATORY NOTE

On March 28, 2024, Metals Acquisition Limited (the “Company”) announced its annual report for the financial year ended December 31, 2023 (“2023 Annual Report”) in Australia. The 2023 Annual Report can be found at https://www.asx.com.au/markets/trade-our-cash-market/announcements.mac.

The Company will file its annual report on Form 20-F with the United States Securities Exchange Commission (the “SEC”) today, Thursday March 28, 2024, which will be substantially identical in content to the 2023 Annual Report, except all disclosure of mineral resources and mineral reserves in the annual report on Form 20-F will be reported in accordance with subpart 1300 of Regulation S-K, as issued by the SEC.

The information in this Form 6-K is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	March 28, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer